

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 27, 2011

<u>Via E-Mail</u>
Richard B. Carter
President, Chief Executive Officer and Chief Financial Officer
BookMerge Technologies Inc.
1560 N. Maple St.
Corona, California 92880

> **Re:** **BookMerge Technologies Inc.**
> **Amendment No. 3 to Current Report on Form 8-K**
> **Filed June 20, 2011**
> **Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed October 28, 2010**
> **Quarterly Report on Form 10-Q for the Period Ended March 31, 2011**
> **Filed April 22, 2011**
> **File No. 333-152837**

Dear Mr. Carter:

We issued comments to you on the above captioned filings on July 1, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you will submit a supplemental response on EDGAR by August 10, 2011 addressing these outstanding comments.

If you do not respond to the outstanding comments by August 10, 2011, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

       You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, Lisa Etheredge, Senior Accountant at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Dietrich King, Senior Attorney at (202) 551-3338 with any other questions.

                                     Sincerely,

                                     /s/ Dietrich King

                                     Pamela Long
                                     Assistant Director

Cc: <u>Via E-Mail</u>
         Harold Gewerter, Esq.